Exhibit 10.4

January 26, 2007

Corey S. Goodman, Ph.D.

5610 Golden Gate Avenue

Oakland, California 94618

Re: Amended and Restated Employment Agreement

Dear Corey:

You and Renovis, Inc. (the “Company”) are parties to an Employment Agreement dated June 8, 2001, as amended on May 1, 2003, amended and restated on April 8, 2005 and amended and restated on September 15, 2006 (the “Employment Agreement”), which sets forth, among other things, the terms of your employment with the Company and certain severance benefits payable to you in the event of a qualifying termination of your employment. This letter (the “Agreement”) amends and restates the Employment Agreement to provide you with additional benefits in the event of certain terminations of your employment in connection with a Change in Control (as defined below). This Agreement supersedes the Employment Agreement and any other agreement or policy to which the Company is a party with respect to your employment with the Company. Notwithstanding the foregoing, your Confidentiality and Proprietary Information Agreement remains in full effect.

1. EMPLOYMENT DATE. Your employment by the Company as President and Chief Executive Officer commenced on September 1, 2001.

2. DUTIES. As the President and Chief Executive Officer, you will continue to perform the duties customarily associated with these positions. You will continue to report to the Chairman of the Board of Directors of the Company. You have been elected to serve as a member of the Company’s Board of Directors (the “Board”), but such election shall be subject to the continued approval of the Company’s stockholders. If at any time during your employment with the Company you are not a member of the Board, you nevertheless may be considered eligible to attend Board meetings as an observer. Subject to the other provisions in this Agreement, the Company may change your duties and reporting relationship at its discretion. You shall continue to devote your full time and attention during normal business hours to the business affairs of the Company except for reasonable vacations and periods of illness or incapacity.

3. BASE SALARY. You currently receive an annual base salary of $467,460 for all hours worked paid on a monthly basis, less payroll deductions and withholdings. You will continue to be provided with a salary and performance review on an annual basis by the Board, and you will continue to be eligible for adjustments of your base salary as merited.

4. INCENTIVE COMPENSATION. You shall continue to be entitled to an annual bonus targeted at 50% of your base salary based upon your attainment of performance targets established by you and the Compensation Committee. Your bonus shall continue to be paid in accordance with standard Company practices, and you will continue to be eligible for adjustments of your bonus as merited. You were guaranteed a minimum annual bonus of and received at least $10,000 for calendar year 2001 and $39,900 for calendar years 2002 and 2003.

To obtain a bonus for a year, you must remain an active employee through the end of the bonus year. You forfeit any bonus for which you would otherwise be entitled if your employment terminates for any reason before the end of the bonus year (i.e., no prorated bonus can be earned for a year during which your employment terminates). For purposes of this Agreement, the bonus year commences on January 1 and ends on December 31 of such year (except for 2001, for which the bonus year commenced on September 1). The Company may at any time change or eliminate its bonus program, with prospective effect.

5. STOCK OPTIONS AND OTHER AWARDS. Subject to the terms set forth in the Company’s various equity incentive and stock plans, you have been granted the stock options, restricted stock and deferred stock units listed in the table attached hereto as Exhibit A, with those options marked as cancelled having been cancelled pursuant to that certain stock option cancellation agreement effective January 4, 2007 between you and the Company. You continue to be eligible for grants of additional stock options and other equity-based awards, including, without limitation, deferred stock units, at the Board’s sole discretion, in conjunction with your annual performance review or bonus payment.

6. BENEFITS. The Company will continue to provide you with the following benefits.

(a) Standard Benefits. You will continue to be eligible to participate in any of the employee benefit plans or programs the Company generally makes available to its exempt employees, pursuant to the terms and conditions of such plans.

(b) Life Insurance Policy. The Company has obtained and will maintain, during the term of your employment, a term-life insurance policy providing a benefit of not less than one-million dollars ($1,000,000) to each of the Company and your estate (the “Life Insurance Policy”). You agree that the Company may secure additional insurance on your life for the benefit of the Company and that you shall cooperate in assisting the Company to obtain such Life Insurance Policy, including providing personal health information as well as submitting to reasonable medical exams and tests requested by an insurance carrier.

7. EXPENSES. You shall be entitled to reimbursement for all ordinary and reasonable out-of-pocket business expenses which are reasonably incurred by you in furtherance of the Company’s business and in accordance with the Company’s standard policies.

8. VACATION. You will be entitled to vacation and paid time off to the same extent senior executives of the Company are generally entitled to vacation and paid time off plus one additional week per calendar year, in each case pursuant to the Company’s standard policies as may be changed from time to time.

9. COMPANY POLICIES AND CONFIDENTIALITY AGREEMENT. As an employee of the Company, you will be expected to abide by all of the Company’s policies and procedures. As a condition of your employment and as a condition to any of the Company’s obligations under this Agreement, you have executed or will execute and agree to abide by the terms of the Confidentiality and Proprietary Information Agreement with the Company.

10. OTHER AGREEMENTS. By accepting this Agreement, you represent and warrant that your performance of your duties for the Company will not violate any agreements, obligations or understandings that you may have with any third party or prior employer. You agree not to make any unauthorized disclosure or use, on behalf of the Company, of any confidential information belonging to any of your former employers. You also represent that you are not in unauthorized possession of any materials containing a third party’s confidential and proprietary information. Of course, during your employment with the Company, you may make use of information generally known and used by persons with training and experience comparable to your own, and information which is common knowledge in the industry or is otherwise legally available in the public domain.

11. DUTY OF LOYALTY. While employed by the Company, you will not engage in any business activity in competition with the Company nor make preparations to do so using working time or resources of the Company, and you will not engage in any outside employment or consulting without written authorization from the Company.

12. TERMINATION. As an employee of the Company, you may terminate your employment at any time and for any reason whatsoever simply by notifying the Company. Similarly, the Company may terminate your employment at any time and for any reason whatsoever, with or without cause. Notwithstanding the foregoing, the Company could only have terminated your employment during the first six (6) months of your employment for Cause, as defined below. Your at-will employment relationship with the Company cannot be changed except in a written agreement signed by a duly authorized director of the Company.

13. SEVERANCE BENEFITS.

(a) Termination By The Company Without Cause. If your employment by the Company is terminated by the Company without Cause (as defined below), or if there is a Constructive Termination (as defined below), in each case at any time prior to the occurrence of a Change in Control (as defined below) or in each case more than thirteen (13) months following the occurrence of a Change in Control (as defined below), and if you provide the Company with a signed general release of all claims against the Company, in a form provided by and reasonably acceptable to the Company (a “Release”), and do not revoke the Release within the applicable revocation period, if any, the Company shall provide you with the following severance benefits: (1) an amount equal to eighteen (18) months of your base salary at the rate in effect immediately prior to your termination of employment, less applicable withholdings, payable in installments pursuant to the Company’s normal and customary payroll procedures, subject to Section 19 below; (2) provided that you elect to receive health benefits (e.g., medical and dental) pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), then for the period beginning on your date of termination and ending on the date which is eighteen (18) full months following your date of termination (or, if earlier, the date on which you begin benefit coverage with another employer), the Company shall pay the costs associated with continuation coverage pursuant to COBRA; and (3) on your date of termination, you shall immediately become vested with respect to those options to purchase the Company’s capital stock and other equity-based awards that you then hold that would have vested during the Acceleration Period following your date of termination and/or any restrictions with respect to restricted shares of the

Company’s capital stock and other equity-based awards that you then hold that would have vested during the Acceleration Period following your date of termination shall immediately lapse, and you shall be entitled to exercise any such vested options and other equity-based awards until the expiration date of such options and other equity-based awards set forth in the stock option or award agreement(s) pursuant to which they were granted. For the purposes of this Section 13(a), “Acceleration Period” shall mean eighteen (18) months.

You understand and agree that you shall not be entitled to any other severance pay, severance benefits, or any other compensation or benefits other than as set forth in this paragraph in the event of such a termination, other than as required under applicable law.

(b) Termination By The Company With Cause Or Termination By You. If your employment by the Company is terminated by the Company with Cause (as defined below), or if you voluntarily terminate your employment with the Company (other than pursuant to a Constructive Termination (as defined below)), you shall not be entitled to any severance pay, severance benefits, or any compensation or benefits from the Company whatsoever, other than as required under applicable law.

(c) Termination Following Change in Control. If your employment by the Company is terminated by the Company without Cause (as defined below), or if there is a Constructive Termination (as defined below), in each case at any time within thirteen (13) months following the occurrence of a Change in Control (as defined below), and if you provide the Company with a signed Release and do not revoke the Release within the applicable revocation period, if any, the Company shall provide you with the following severance benefits: (1) a lump sum payment equal to the sum of (A) twenty-four (24) months of your base salary plus (B) twenty-four (24) months of your target annual bonus opportunity, in each case, at the rate in effect immediately prior to the Change in Control, less applicable withholdings, to be paid by the Company within five (5) business days of your Release becoming no longer subject to revocation by you; (2) provided that you elect to receive health benefits (e.g., medical and dental) pursuant to COBRA, then for the period beginning on your date of termination and ending on the date which is twenty-four (24) full months following your date of termination (or, if earlier, the date on which you begin benefit coverage with another employer), the Company shall pay the costs associated with continuation coverage pursuant to COBRA; (3) on your date of termination, you shall immediately become 100% vested with respect to all unvested options to purchase the Company’s capital stock and other equity-based awards that you then hold and/or any restrictions with respect to all restricted shares of the Company’s capital stock and other equity-based awards that you then hold shall immediately lapse, and you shall be entitled to exercise any such vested options and other equity-based awards until the expiration date of such options and other equity-based awards set forth in the stock option or award agreement(s) pursuant to which they were granted; and (4) for the period beginning on your date of termination and ending on the date which is twenty-four (24) full months following your date of termination (or, if earlier, the date on which you accept employment with another employer), the Company shall pay for and provide you with outplacement services through a firm selected by the Company in its sole discretion in an aggregate amount not to exceed $40,000; provided, however, that if you are terminated by the Company following the effective date of a Change in Control described in clause (d)(2)(b) below but accept employment with the Company’s successor or acquirer within thirty (30) days after the effective date of the Change in Control on terms and conditions not less favorable to you than those contained in this Agreement, you shall not be entitled to any severance benefits under this clause (c); provided, further, however, that if your employment is thereafter terminated by the successor or acquiror without Cause (as defined below), or if there is a Constructive Termination (as defined below), in each case at any time within thirteen (13) months following the occurrence of the Change in Control (as defined below), you shall be entitled to the severance benefits described above in this clause (c).

You understand and agree that you shall not be entitled to any other severance pay, severance benefits, or any other compensation or benefits other than as set forth in this paragraph in the event of such a termination, other than as required under applicable law.

(d) Definitions.

(1) Cause. For purposes of this Agreement, the term “Cause” means: (i) theft, dishonesty or falsification of any employment or Company records; (ii) malicious or reckless disclosure of the Company’s confidential or proprietary information; (iii) commission of any immoral or illegal act or any gross or willful misconduct, where the Company reasonably determines that such act or misconduct has (A) seriously undermined the ability of the Company’s management to entrust you with important matters or otherwise work effectively with you, (B) contributed to the Company’s loss of significant revenues or business opportunities, or (C) significantly and detrimentally affected the business or reputation of the Company or any of its subsidiaries; and/or (iv) your breach of this Agreement or the failure or refusal by you to work diligently to perform tasks or achieve goals reasonably requested by the Board, provided such breach, failure or refusal continues after the receipt of reasonable notice in writing of such failure or refusal and an opportunity to correct the problem. “Cause” shall not mean a physical or mental disability.

(2) Change in Control. For purposes of this Agreement, the term “Change in Control” means the consummation of any of the following transactions:

a. the closing of a business combination (such as a merger or consolidation) of the Company with any other corporation or other type of business entity (such as a limited liability company), other than a business combination which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such controlling surviving entity outstanding immediately after such business combination; or

b. the sale, lease, exchange or other transfer or disposition by the Company of all or substantially all (more than seventy percent (70%)) of the Company’s assets by value; or

c. an acquisition of any voting securities of the Company by any “person” (as the term “person” is used for purposes of Section 13(d) or Section 14(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) immediately after which such person has “beneficial ownership” (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of more than fifty percent (50%) of the combined voting power of the Company’s then outstanding voting securities.

(3) Constructive Termination. For purposes of this Agreement, the term “Constructive Termination” means your resignation within sixty (60) days of one or more of the following events which remains uncured thirty (30) days after your delivery of written notice thereof:

a. the delegation to you of duties or the reduction of your duties, either of which substantially reduces the nature, responsibility, or character of your position immediately prior to such delegation or reduction;

b. a material reduction by the Company in your base salary in effect immediately prior to such reduction;

c. a material reduction by the Company in the kind or level of employee benefits or fringe benefits to which you were entitled prior to such reduction; or the taking of any action by the Company that would adversely affect your participation in any plan, program or policy generally applicable to employees of equivalent seniority; and

d. the Company’s requiring you to relocate your office to a place more than forty (40) miles from the Company’s present headquarters location (except that required travel on the Company’s business to an extent substantially consistent with your present business travel obligations shall not be considered a relocation).

14. SUCCESSORS. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all (more than seventy percent (70%)) of the business and/or assets of the Company or any of its subsidiaries to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company or any subsidiary would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle you to the compensation described in Section 13(c) of this Agreement to which you would be entitled hereunder following a Constructive Termination, as defined in Section 13(d)(3) above, of your employment following a Change in Control, as defined in Section 13(d)(2) above, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the date of termination. As used in this Agreement, the “Company” shall mean the Company as defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

15. PARACHUTE PAYMENTS.

(a) Generally. Except as otherwise provided in this Section 15, all amounts payable to you under this Agreement will be made without regard to whether the deductibility of such payments (considered together with any other entitlements or payments otherwise paid or due to you) would be limited or precluded by Section 280G of the Internal Revenue Code of 1986, as

amended (the “Code”) and without regard to whether such payments would subject you to the excise tax levied on certain “excess parachute payments” under Section 4999 of the Code (the “Parachute Excise Tax”).

(b) Gross-Up. If all or any portion of the payments or other benefits provided under this Agreement, either alone or together with any other payments and benefits which you receive or are entitled to receive (whether paid or payable or distributed or distributable) pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option, deferred stock unit, stock appreciation right or similar right, or the lapse or termination of any restriction on or the vesting or exercisability of any of the foregoing (collectively, the “Payment”) would result in the imposition of a Parachute Excise Tax, then, subject to the Gross-Up Reduction (as defined below), you will be entitled to an additional payment (the “Gross-Up Payment”) in an amount such that the net amount of the Payment and the Gross-Up Payment retained by you after the calculation and deduction of all excise taxes (including any interest or penalties imposed with respect to such taxes) on the payment and all federal, state and local income tax, employment tax and excise tax (including any interest or penalties imposed with respect to such taxes) on the Gross-Up Payment provided for in this Section 15, and taking into account any lost or reduced tax deductions on account of the Gross-Up Payment, shall be equal to the Payment.

(c) Gross-Up Limit. Notwithstanding anything herein to the contrary, to the extent the sum of the Gross-Up Payment and any similar payments to other executives of the Company which the Company may become obligated to make, as determined by the Board in its sole discretion (“Other Gross-Up Payments”), exceeds an amount equal to $1,000,000 less any similar payments made by the Company, as determined by the Board in its sole discretion, prior to the date of your payment (the “Gross-Up Limit”), your Gross-Up Payment shall be reduced (but not to an amount less than zero) on a pro-rata basis with the Other Gross-Up Payments, or such other basis as the Board shall determine in its sole discretion, to the extent necessary so that the sum of your Gross-Up Payment and the Other Gross-Up Payments does not exceed the Gross-Up Limit (the amount of such reduction, the “Gross-Up Reduction”).

(d) Alternative Reduced Payment. Notwithstanding anything in this Section 15 to the contrary, if the amount equal to the (i) the sum of the Payment and the Gross Up Payment (ii) less the Gross-Up Reduction, as calculated on an after-tax basis taking into account federal, state and local income tax as well as any Parachute Excise Tax, is less than such reduced amount of the Payments that would result in no portion of such Payments being subject to any Parachute Excise Tax, as calculated on an after-tax basis taking into account federal, state and local income tax, then you shall not be entitled to any Gross-Up Payment and the Payments shall be reduced to the extent necessary so that no portion of the Payments are subject to any Parachute Excise Tax.

(e) Measurements and Adjustments. The determination of the amount of the Payments and whether and to what extent a Gross-Up Payment is required to be made or the Payments required to be reduced will be made at the Company’s expense by an independent public accountant(s) selected by the Company (the “Accountants”), which Accountants shall provide you and the Company with detailed supporting calculations with respect to such Gross-Up Payment within a reasonable period of time following the receipt of notice from you or the

Company that you have received or will receive a Payment that is potentially subject to the Parachute Excise Tax. For the purposes of determining whether any Payments will be subject to the Parachute Excise Tax and the amount of such Parachute Excise Tax, such payments will be treated as “parachute payments” within the meaning of Section 280G of the Code, and all “parachute payments” in excess of the “base amount” (as defined under Section 280G(b)(3) of the Code) shall be treated as subject to the Parachute Excise tax, unless and except to the extent that in the opinion of the Accountants such Payments (in whole or in part) either do not constitute “parachute payments” or represent reasonable compensation for services actually rendered (within the meaning of Section 280G(b)(4) of the Code) in excess of the “base amount,” or such “parachute payments” are otherwise not subject to such Parachute Excise Tax. For purposes of determining the amount of the Gross-Up Payment, you will be deemed to pay federal income taxes at the highest applicable marginal rate of federal income taxation for the calendar year in which the Gross-Up Payment is to be made and to pay any applicable state and local income taxes at the highest applicable marginal rate of taxation for the calendar year in which the gross-up payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from the deduction of such state or local taxes if paid in such year (determined without regard to limitations on deductions based upon the amount of your adjusted gross income); and to have otherwise allowable deductions for federal, state and local income tax purposes at least equal to those disallowed because of the inclusion of the Gross-Up Payment in your adjusted gross income. Any Gross-Up Payment with respect to any Payment shall be paid by the Company at the time you are entitled to receive the Payment. Any determination by the Accountants shall be binding upon you and the Company.

16. RETURN OF MATERIALS. At the termination of your relationship with the Company, you will promptly return to the Company, and will not take with you or use, all items of any nature that belong to the Company, and all materials (in any form, format, or medium) containing or relating to the Company’s business.

17. NONSOLICITATION. You agree that for two (2) years following the termination of your employment, you will not, either directly or through others, solicit or attempt to solicit any employee, consultant or independent contractor of the Company to terminate his or her relationship with the Company in order to become an employee, consultant or independent contractor to or for any other person or business entity.

18. INDEMNIFICATION. You shall be entitled to continued coverage under your indemnification agreement with the Company. You shall also be entitled to enter into a new indemnification agreement with the Company containing terms acceptable to the Company and consistent with the terms of any such indemnification agreement between the Company and senior executives of the Company.

19. SECTION 409A. This Agreement shall be interpreted, construed and administered in a manner that satisfies the requirements of Section 409A of the Code and the final and proposed Department of Treasury Regulations promulgated thereunder. Any payments scheduled to be made hereunder in installments shall be made over a period equal to the shorter of (a) the period specified for such payment in this Agreement and (b) the period beginning on the date of your termination of employment and ending on March 15 of the year following the year of your termination of employment with the last payment equal to the sum of the installments which but for this clause (b) would be paid to you. If notwithstanding the preceding sentence, any payment scheduled to be made hereunder would result in tax liability under Section 409A of the Code, such payment shall be delayed to the extent necessary for this Agreement and such payment to not result in tax liability under Section 409A of the Code and the final (or, if not yet final, the latest proposed) Department of Treasury Regulations thereunder. Any payments delayed pursuant to this Section 19 shall be paid to you in a lump sum as soon as administratively practicable following such delay.

20. ENTIRE AGREEMENT. This Agreement, including Exhibit A, your Confidentiality and Proprietary Information Agreement, any indemnification agreement between you and the Company and any indemnification agreement that may be entered into between you and the Company in the future, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the terms and conditions of your employment specified herein. If you enter into this Agreement you are doing so voluntarily, and without reliance upon any promise, warranty or representation, written or oral, other than those expressly contained herein. This Agreement supersedes any other such promises, warranties, representations or agreements. This Agreement does not, however, supersede or modify any proprietary information and invention agreement or any governing stock option agreement you have entered or may enter into with the Company. This Agreement may not be amended or modified except by a written agreement signed by you and a duly authorized officer of the Company.

21. SEVERABILITY. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, but such invalid, illegal or unenforceable provision will be reformed, construed and enforced so as to render it valid, legal, and enforceable consistent with the intent of the parties insofar as possible.

22. BINDING NATURE. This Agreement will be binding upon and inure to the benefit of the personal representatives and successors of the respective parties hereto.

23. GOVERNING LAW. This Agreement will be governed by and construed in accordance with the laws of the State of California.

24. DISPUTE RESOLUTION. To ensure the timely and economical resolution of disputes that arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action arising from or relating to the enforcement, breach, performance or interpretation of this Agreement, your employment, or the termination of your employment, shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in San Francisco, California, conducted by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) under the applicable JAMS employment rules. By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS’ arbitration fees. Nothing in this Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding the foregoing, you and the Company each have the right to resolve any issue or dispute over intellectual property rights by Court action instead of arbitration. Except as may otherwise be provided for by law, as determined by the arbitrator, each party shall pay its own attorneys’ fees and costs in an action taken under this Section 24.

25. RIGHT TO WORK. As required by law, this Agreement is subject to satisfactory proof of your right to work in the United States.

If you choose to accept this Agreement under the terms described above, please sign below and return this letter to me.

We look forward to your favorable reply, and to a productive and enjoyable work relationship.

Very truly yours,
Renovis, Inc.
/s/ Dr. Anthony Evnin
Dr. Anthony Evnin
Board Member

Accepted and Agreed to by:

/s/ Corey S. Goodman, Ph.D.	May 9, 2007
Corey S. Goodman, Ph.D.	Date

Exhibit A

STOCK OPTION AND EQUITY-BASED AWARD GRANTS

Date of Grant	Type of Grant	Number of Shares	Exercise Price	Cancelled
6/13/2000	Restricted Stock	200,000	$0.045
9/14/2001	ISO	122,222	$0.81
5/9/2002	ISO	8,888	$1.125
3/18/2003	ISO	88,888	$1.125
3/18/2003	NQO	24,444	$1.125
8/22/2003	NQO	144,444	$1.135
9/24/2003	NQO	133,333	$4.50
2/9/2005	ISO	40,022	$11.70	X
2/9/2005	NQO	99,978	$11.70	X
1/16/2006	ISO	17,605	$18.185	X
1/16/2006	NQO	332,395	$18.185	X
1/26/2007	DSU	395,000	N/A

For the purposes of this Exhibit A, “ISO” shall mean “incentive stock option” within the meaning of Section 422 of the Code, “NQO” shall mean a stock option that is not an ISO and “DSU” shall mean a deferred stock unit award.

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